Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB:ETGMF

March 21, 2005

Entourage Mining Acquires Doran Uranium Property

Entourage Mining Ltd. (the “Company”) has entered into an option agreement to acquire a 100% undivided beneficial right, title and interest in 44 mineral claims known as the Doran Uranium Deposit situated in southeast Quebec approximately 85 kilometers east of Havre St. Pierre in the Baie Johan Beetz area of Costebelle Township. The claims encompass approximately 24.73 sq. km. The Company can earn a 100% interest in the property by making cash payments of $35,000 and 125,000 shares in the first year and a total of $220,000 and 750,000 shares over 4 years, expending $1,000,000 over three years in work commitments; the property is subject to a 2.5% net smelter royalty. The complete Option Agreement can be viewed as part of the Company’s Edgar filings.

Property Description
Exploration, including geological mapping, rock sampling, trenching and shallow drilling resulted in the estimation of a historical uranium resource which requires verification to conform to Canadian NI 43-101 geological reporting standards. Before these standards were initiated, previous work on the property, done by Aguanish Uranium Inc., Noranda and Lacana Mining, was successful in locating and partially exposing several potential target areas, including the Doran East Centre target where three holes were drilled 14 feet apart with cores returning values of 6.4, 6.4 and 9.2 Lbs. Per ton U3 O8.

Exploration Potential
The Company is enthusiastic about the Doran Project’s multiple targets of uranium mineralisation and the spots of higher-grade material; as well, shallow drilling and sampling of fresh sub-surface material indicates that the actual uranium grade may be higher below the surface.

Entourage Mining Ltd.
“Gregory Kennedy”
President

Forward Looking Statement

Except for historical information contained herein, the statements in this Press Release may be forward looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Telephone: 604-669-GEMS	Cell: 250-216-2299 Email: info@entouragemining.com	Facsimile: 604-669-4368